Exhibit 99.1

iQIYI Announces Fourth Quarter and Fiscal Year 2018 Financial Results

BEIJING, February 21, 2019 – iQIYI, Inc. (NASDAQ: IQ) (“iQIYI” or the “Company”), an innovative market-leading online entertainment service in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2018.

Fourth Quarter 2018 Highlights

•	Total revenues were RMB7.0 billion (US$1.0 billion1), representing a 55%[2] increase from the same period in 2017.

•	Operating loss was RMB3.3 billion (US$483.5 million) and operating loss margin was 47%, compared to operating loss of RMB856.1 million and operating loss margin of 19% in the same period in 2017.

•

Net loss attributable to iQIYI was RMB3.5 billion (US$505.7 million), compared to net loss attributable to iQIYI of RMB612.4 million in the same period in 2017. Diluted net loss attributable to iQIYI per ADS was RMB4.83 (US$0.70).

•

The number of total subscribing members was 87.4 million as of December 31, 2018, 98.5% of whom were paying subscribing members. This compares to 50.8 million of total subscribing members as of December 31, 2017, up 72% year over year.

Fiscal Year 2018 Highlights

•	Total revenues were RMB25.0 billion (US$3.6 billion), representing a 52% increase from 2017.

•	Operating loss was RMB8.3 billion (US$1.2 billion) and operating loss margin was 33%, compared to operating loss of RMB4.0 billion and operating loss margin of 24% in 2017.

•

Net loss attributable to iQIYI was RMB9.1 billion (US$1.3 billion), compared to net loss attributable to iQIYI of RMB3.7 billion in 2017. Diluted net loss attributable to iQIYI per ADS was RMB17.01 (US$2.45).

“We delivered another quarter of solid growth and closed out the year on a strong footing with over 87 million total subscribing members,” commented Dr. Yu Gong, Founder, Director and Chief Executive Officer of iQIYI. “As we enter 2019, we are confident in generating growth across the board, led by membership services which has demonstrated continued momentum. We maintain our strategic focus on producing original premium content, and will continue to advance our technology innovation and nurture our ecosystem to fully leverage the tremendous IP value in our content. With an exciting new year ahead, we look forward to further strengthening our platform and continuing our journey to become a technology-based entertainment giant. ”

“We are pleased to report strong top-line growth for fiscal year 2018 with total revenues increasing 52% year-over-year to RMB25 billion,” commented Mr. Xiaodong Wang, Chief Financial Officer of iQIYI. “Membership business continued to be the main engine driving our growth, while we further broadened and diversified other revenue streams. 2018 was also a transition year for us, as we devoted more resources towards producing original content which added pressure to our margins. We believe our investment in premium content will prove to be very rewarding and help better position the Company for long-term growth.”

Footnotes:

[1]

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8755 to US$1.00, the effective noon buying rate as of December 31, 2018, in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

[2]

Starting from January 1, 2018, iQIYI adopted the new revenue accounting standard (ASC 606), which reclassifies value added tax from cost of revenues to net against revenues. To increase comparability of operating results and help investors better understand our business performance and operating trends, 2017 net revenues have been used to calculate all percentage changes in revenues and operating loss margins. 2017 net revenues are defined as gross revenues under legacy GAAP after the deduction of value added-taxes, which is presented on the same basis as 2018 and going forward.

Fourth quarter 2018 Financial Results

Total revenues reached RMB7.0 billion (US$1.0 billion), representing a 55% increase from the same period in 2017.

Membership services revenue was RMB3.2 billion (US$465.6 million), representing a 76% increase from the same period in 2017. The increase resulted from the strong growth in the number of subscribing members, driven by our premium content as well as various operational initiatives during the quarter.

Online advertising services revenue was RMB2.2 billion (US$320.5 million), representing a 9% increase from the same period in 2017. The increase was primarily attributable to the growth of brand advertising business, driven by our innovative advertising solutions associated with expanding library of self-produced content.

Content distribution revenue was RMB522.0 million (US$75.9 million), representing a 137% increase from the same period in 2017. The significant increase was primarily attributable to a number of premium content titles that we distributed during the quarter.

Other revenues were RMB1.1 billion (US$160.1 million), representing a 129% increase from the same period in 2017. The increase was driven by strong performance across various vertical business lines as well as the consolidation of Skymoons.

Cost of revenues was RMB8.5 billion (US$1.2 billion), representing a 100% increase from RMB4.3 billion, which was the cost of revenues after deducting the value added tax in the same period in 2017. The increase was primarily driven by higher content costs as we continue to invest in building our comprehensive and diversified content library. Content costs as a component of cost of revenues were RMB6.5 billion (US$943.4 million), representing a 97% increase from the same period in 2017.

Selling, general and administrative expenses were RMB1.2 billion (US$177.7 million), representing a 58% increase from the same period in 2017. This was primarily due to increased marketing spending in channel coverage and content related promotion, as well as higher share-based compensation expenses.

Research and development expenses were RMB607.5 million (US$88.4 million), representing a 67% increase from the same period in 2017, primarily due to the increase of personnel-related compensation expenses.

Operating loss was RMB3.3 billion (US$483.5 million), compared to operating loss of RMB856.1 million in the same period in 2017. Operating loss margin was 47%, compared to operating loss margin of 19% in the same period in 2017.

Total other expense was RMB34.8 million (US$5.1 million), compared to total other income of RMB233.8 million during the same period of 2017. In the fourth quarter of 2018, we recognized RMB73.8 million (US$10.7 million) of foreign exchange loss arising from the depreciation of the Renminbi against the U.S. dollar.

Loss before income taxes was RMB3.4 billion (US$488.6 million), compared to loss before income taxes of RMB622.3 million in the same period in 2017.

Income tax expense was RMB79.5 million (US$11.6 million), compared to income tax benefit of RMB9.9 million in the same period in 2017.

Net loss attributable to iQIYI was RMB3.5 billion (US$505.7 million), compared to net loss attributable to iQIYI of RMB612.4 million in the same period in 2017. Diluted net loss attributable to iQIYI per ADS was RMB4.83 (US$0.70) for the fourth quarter of 2018.

As of December 31, 2018, the Company had cash, cash equivalents, restricted cash and short-term investments of RMB12.8 billion (US$1.9 billion). In December 2018, we closed the offering of US$750 million in aggregate principal amount of convertible senior notes, and received aggregate net proceeds of approximately US$736.2 million after deducting discounts and commissions and offering expenses from the offering.

Fiscal Year 2018 Financial Results

Total revenues reached RMB25.0 billion (US$3.6 billion), representing a 52% increase from 2017.

Membership services revenue was RMB10.6 billion (US$1.5 billion), representing a 72% increase from 2017. The increase was primarily attributable to the robust growth in the number of subscribing members, driven by our premium content, especially our original blockbuster titles, as well as various operational initiatives during the year.

Online advertising services revenue was RMB9.3 billion (US$1.4 billion), representing a 21% increase from 2017. The increase was primarily due to the improved efficiency in the monetization of advertising business, driven by our high-quality content offerings, especially original content, as well as our growing user base and engagement level.

Content distribution revenue was RMB2.2 billion (US$314.5 million), representing a 92% increase from 2017. The growth was driven by both quantity and quality of the premium content titles that we distributed during the year.

Other revenues were RMB2.9 billion (US$418.2 million), representing a 105% increase from 2017. The increase was driven by strong performance across various vertical business lines, as well as the consolidation of Skymoons.

Cost of revenues was RMB27.1 billion (US$3.9 billion), representing a 65% increase from RMB16.4 billion, which was the cost of revenues after deducting the value added tax in 2017. The increase was primarily driven by higher content costs as we continue to invest in building our comprehensive and diversified content library. Content costs as a component of cost of revenues were RMB21.1 billion (US$3.1 billion), representing a 67% increase from 2017.

Selling, general and administrative expenses were RMB4.2 billion (US$606.2 million), representing a 56% increase from 2017. This was primarily due to increased marketing spending in channel coverage and content related promotion, as well as higher share-based compensation expenses.

Research and development expenses were RMB2.0 billion (US$290.1 million), representing a 57% increase from 2017, primarily due to the increase of personnel-related compensation expenses.

Operating loss was RMB8.3 billion (US$1.2 billion), compared to operating loss of RMB4.0 billion in 2017. Operating loss margin was 33%, compared to operating loss margin of 24% in 2017.

Total other expense was RMB676.2 million (US$98.3 million), compared to total other income of RMB208.5 million during 2017. The majority of the year-over-year variance came from foreign exchange loss and gain we recognized in 2018 and 2017 respectively, due to the fluctuation of exchange rate between Renminbi and the U.S. dollar. The remaining variance was attributable to lower interest expense and higher interest income as a result of our IPO and other financing activities in 2018, as well as the recognition of fair value gain arising from our private company equity investments in accordance with the new financial instruments accounting standard adopted on January 1, 2018.

Loss before income taxes was RMB9.0 billion (US$1.3 billion), compared to loss before income taxes of RMB3.7 billion in 2017.

Income tax expense was RMB78.8 million (US$11.5 million), compared to income tax benefit of RMB7.6 million in 2017.

Net loss attributable to iQIYI was RMB9.1 billion (US$1.3 billion), compared to net loss attributable to iQIYI of RMB3.7 billion in 2017. Diluted net loss attributable to iQIYI per ADS was RMB17.01 (US$2.45) for 2018.

Financial Guidance

For the first quarter of 2019, iQIYI expects total net revenues to be between RMB6.80 billion (US$989.6 million) and RMB7.10 billion (US$1.0 billion), representing a 40% to 46% increase from the same period in 2018. This forecast reflects iQIYI’s current and preliminary view, which is subject to substantial uncertainty.

Conference Call Information

iQIYI’s management will hold an earnings conference call at 7:00 PM on February 21, 2019, U.S. Eastern Time (8:00 AM on February 22, 2019, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International	+65 67135090
China	4006 208038
US	+1 845 675 0437
UK	+44 2036 214779
Hong Kong	+852 3018 6771
Passcode:	8777925

A telephone replay of the call will be available two hours after the conclusion of the conference call through March 1, 2019.

Dial-in numbers for the replay are as follows:

International Dial-in	+61 2 8199 0299
Passcode:	8777925

A live and archived webcast of this conference call will be available at http://ir.iqiyi.com.

About iQIYI, Inc.

iQIYI, Inc. is an innovative market-leading online entertainment service in China. Its corporate DNA combines creative talent with technology, fostering an environment for continuous innovation and the production of blockbuster content. iQIYI’s platform features highly popular original content, as well as a comprehensive library of other professionally-produced content, partner-generated content and user-generated content. The Company distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. iQIYI attracts a massive user base with tremendous user engagement, and has developed a diversified monetization model including membership services, online advertising services, content distribution, live broadcasting, online games, IP licensing, online literature and e-commerce etc.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Financial Guidance and quotations from management in this announcement, as well as iQIYI’s strategic and operational plans, contain forward-looking statements. iQIYI may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about iQIYI’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iQIYI’s strategies; iQIYI’s future business development, financial condition and results of operations; iQIYI’s ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; competition in the online entertainment industry; changes in iQIYI’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and iQIYI undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

Investor Relations

iQIYI, Inc.

+ 86 10 8264 6585

ir@qiyi.com

iQIYI, INC.

Condensed Consolidated Statements of Income

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended			Year Ended
	December 31, 2017	September 30, 2018	December 31, 2018	December 31, 2017	December 31, 2018
	RMB	RMB	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
Revenues:
Membership services	1,929,825	2,852,329	3,200,981	6,536,028	10,622,769
Online advertising services	2,142,839	2,396,247	2,203,637	8,158,924	9,328,061
Content distribution	233,485	834,576	522,038	1,191,816	2,162,643
Others	511,265	831,106	1,100,666	1,491,582	2,875,643

Total revenues	4,817,414	6,914,258	7,027,322	17,378,350	24,989,116

Operating costs and expenses:
Cost of revenues	(4,535,111)	(7,655,102)	(8,522,761)	(17,386,563)	(27,132,811)
Selling, general and administrative	(774,184)	(1,292,037)	(1,221,681)	(2,674,990)	(4,167,889)
Research and development	(364,227)	(558,373)	(607,468)	(1,269,806)	(1,994,652)

Total operating costs and expenses	(5,673,522)	(9,505,512)	(10,351,910)	(21,331,359)	(33,295,352)

Operating loss	(856,108)	(2,591,254)	(3,324,588)	(3,953,009)	(8,306,236)

Other expense
Interest income	38,185	65,603	118,025	83,127	213,969
Interest expenses	(43,581)	(15,586)	(61,238)	(277,577)	(94,711)
Foreign exchange gain/(loss), net	222,986	(593,147)	(73,836)	400,737	(970,796)
(Loss)/income from equity method investments	(160)	46	(16,016)	(263)	(16,965)
Other income/(expense), net	16,402	3,683	(1,686)	2,488	192,309

Total other income /(expense), net	233,832	(539,401)	(34,751)	208,512	(676,194)

Loss before income taxes	(622,276)	(3,130,655)	(3,359,339)	(3,744,497)	(8,982,430)

Income tax benefit/(expense)	9,896	6,058	(79,492)	7,565	(78,801)

Net loss	(612,380)	(3,124,597)	(3,438,831)	(3,736,932)	(9,061,231)

Less: Net income attributable to noncontrolling interests	—	15,836	37,888	—	48,545

Net loss attributable to iQIYI, Inc.	(612,380)	(3,140,433)	(3,476,719)	(3,736,932)	(9,109,776)
Accretion of redeemable convertible preferred shares	17,166,808	—	—	5,073,140	(298,990)
Extinguishment and reissuance of Series B preferred shares	(363,279)	—	—	(363,279)	—

Net income (loss) attributable to ordinary shareholders	16,191,149	(3,140,433)	(3,476,719)	972,929	(9,408,766)

Net earnings/(loss) per ordinary share:
Basic	4.27			0.30
Diluted	(0.16)			(1.15)
Net loss per Class A and Class B ordinary share:
Basic		(0.62)	(0.69)		(2.43)
Diluted		(0.62)	(0.69)		(2.43)
Net loss per ADS (1 ADS equals 7 Class A ordinary shares):
Basic		(4.34)	(4.83)		(17.01)
Diluted		(4.34)	(4.83)		(17.01)
Weighted average number of Shares used in net earnings/(loss) per ordinary share computation:
Basic	342,548,237			342,548,237
Diluted	3,795,709,775			3,243,147,261
Weighted average number of Class A and Class B ordinary shares used in net loss per share computation:
Basic		5,058,650,574	5,069,616,758		3,867,931,786
Diluted		5,058,650,574	5,069,616,758		3,867,931,786

iQIYI, INC.

Condensed Consolidated Balance Sheets

(In RMB thousands, except for number of shares and per share data)

	December 31, 2017	December 31, 2018
	RMB	RMB
	(Audited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	733,010	4,586,405
Restricted cash	—	2,174,042
Short-term investments	779,916	6,061,832
Accounts receivable	2,235,384	2,889,234
Prepayments and other assets	1,123,372	2,696,381
Amounts due from related parties	9,979	281,710
Licensed copyrights, net	818,867	1,163,839

Total current assets	5,700,528	19,853,443

Non-current assets:
Fixed assets, net	1,248,968	1,618,147
Long-term investments	567,887	2,572,040
Deferred tax assets, net	11,380	23,873
Licensed copyrights, net	4,558,083	6,640,910
Intangible assets, net	428,005	1,678,193
Produced content, net	1,564,279	3,736,063
Prepayments and other assets	2,845,662	4,695,883
Goodwill	3,276,107	3,888,346
Amounts due from related parties	—	52,800

Total non-current assets	14,500,371	24,906,255

Total assets	20,200,899	44,759,698

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	7,041,304	10,162,366
Amounts due to related parties	130,099	692,390
Customer advances and deferred revenue	1,633,649	2,195,283
Short-term loans	299,374	3,046,449
Long-term loans, current portion	10,000	83,720
Accrued expenses and other liabilities	2,511,186	3,632,148

Total current liabilities	11,625,612	19,812,356

Non-current liabilities:
Long-term loans	284,000	644,169
Convertible senior notes	—	4,712,284
Deferred tax liabilities	2,255	96,405
Amounts due to related parties	—	1,281,370
Other non-current liabilities	6,432	57,551

Total non-current liabilities	292,687	6,791,779

Total liabilities	11,918,299	26,604,135

Mezzanine equity:
Redeemable convertible preferred shares	22,601,664	—

Shareholders’ (deficit)/equity:

Ordinary shares	23	—
Class A ordinary shares	—	138
Class B ordinary shares	—	183
Additional paid-in capital	600,834	39,666,150
Accumulated deficit	(15,016,867)	(23,509,486)
Accumulated other comprehensive income	93,126	1,879,946
Non-controlling interests	3,820	118,632

Total iQIYI, Inc. shareholders’ (deficit)/equity	(14,319,064)	18,155,563

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	20,200,899	44,759,698